Exhibit 6.4

Form of Promissory Note

PROMISSORY NOTE

$750,000

May 10, 2011

Cambridge, Massachusetts

For value received Myomo, Inc., a Delaware Corporation (the "Recipient"), promises to pay to the MASSACHUSETTS LIFE SCIENCES CENTER or its assigns ("Holder"), subject to Section 4(f) hereof, the principal sum of $750,000 (the "Principal") with interest on the outstanding Principal amount accruing daily at the rate ofrate often percent (10%) per annum, compounded annually based on a 365- day year.

All outstanding principal and unpaid accrued interest shall be due and payable upon the earlier of

(i) five (5) years from the date hereof (the "Maturity Date"), (ii) the closing of a Corporate Event (as defined herein) or (iii) upon Default (as defined herein). The Holder may, in its sole discretion extend the Maturity Date.

This promissory note (the "Note") is issued pursuant to the terms of that certain Funding Agreement by and between Recipient and the Holder dated as of May 10,2011 (the "Funding Agreement"), the terms of which are incorporated herein by reference. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Funding Agreement.

1.	Prepayment/Redemption.

(a)	Recipient at its option may, at any time upon thirty (30) days prior written notice to the Holder, prepay or redeem all or any part of the Accrued Balance of this Note. In the event of prepayment, Recipient shall simultaneously pay any interest accrued to the date of such prepayment. Any prepayments shall be made in the following order: (1) any fees referenced in Section 8; (2) interest accrued to the date of such prepayment; and (3) the Principal. Any such written notice required by this Section 1 shall include, without limitation, reasonably detailed information concerning all financing activities, if any, contemplated or currently being conducted by the Recipient in the ninety (90) day period commencing on the date of MLSC's receipt of the notice.

(b)	In the event of a Move, Recipient shall provide Holder with notice thirty (30) days in advance of date of Move and shall on the date such Move occurs, fully discharge the Note by paying MLSC an amount equal to the original principal amount of the Note plus accrued interest minus any interest or principal payments made prior to the date of discharge.

2.	Subordination. The obligations of Recipient under this Note shall be subordinated in full to any obligations of Recipient to any Senior Lender, whether now existing or hereafter arising, in accordance with the Funding Agreement.

A-1

3.	Waivers. Recipient hereby waives demand, notice, presentment and protest.

4.	Default; Acceleration of Maturity. The following events shall be considered a "Default" with respect to the Note:

(a)	Recipient shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or shall file a voluntary petition for bankruptcy, or shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file any answer admitting the material allegations of a petition filed against Recipient in any such proceeding, or shall seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Recipient, or of all or any substantial part of the properties of Recipient, or Recipient or its respective directors or majority stockholders shall take any action looking to the dissolution or liquidation of Recipient;

(b)	Within thirty (30) days after the commencement of any proceeding against Recipient seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such proceeding shall not have been dismissed or, within thirty (30) days after the appointment without the consent or acquiescence of Recipient of any trustee, receiver or liquidator of Recipient or of all or any substantial part of the properties of Recipient, such appointment shall not have been vacated;

(c)	Any default or event of default under any indebtedness for borrowed money of Recipient that results in the acceleration of maturity of any amount, individually or in the aggregate in excess of $50,000 (a "Third Party Default"); provided, however, that such default hereunder shall be deemed cured at the time that Recipient cures the Third Party Default and only for such time that such Third Party Default remains cured;

(d)	Recipient shall have materially breached in any respect any of the representations and warranties of Recipient in the Funding Agreement;

(e)	Recipient shall have (i) materially breached any of the covenants of Recipient or other terms to be performed by Recipient in the Transaction Documents and (ii) not cured such breach within 30 days after Recipient is notified by MLSC in writing of such breach;

(f)	Recipient shall have suffered a Material Adverse Effect in its business, properties, operations, prospects or condition, financial or otherwise; or

(g)	Recipient has received notice that its status as a "certified life sciences company'' has or will be revoked in accordance with Chapter 231 of the Massachusetts General Law ("M.G.L.").

A-2

Upon the occurrence of any Default, the indebtedness evidenced by this Note shall be immediately due and payable in full, without notice of any kind. Payments shall be made in the following order: (1) any fees referenced in Section 8; (2) interest; and (3) the Principal. Upon the occurrence of any Default and the acceleration of the maturity of the indebtedness evidenced by this Note, the Holder shall be immediately entitled to exercise any and all rights and remedies possessed pursuant to the terms of this Note and the Transaction Documents and shall have any and all other rights and remedies that the Holder may now have or hereafter possess at law, in equity or by statute.

5.	Corporate Events. For purposes of this Note, the following definitions shall apply:

(a)	"Corporate Event" shall mean a Qualified Financing or Qualified Sale.

(b)	"Qualified Sale" shall mean and refer to (A) the closing of the sale, transfer or other disposition of all or substantially all of Recipient's assets; (B) the consummation of the merger or consolidation of Recipient with or into another entity (except a merger or consolidation in which the holders of capital stock of Recipient immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of Recipient or the surviving or acquiring entity), or (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of Recipient's securities), of Recipient's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of Recipient (or the surviving or acquiring entity) where, in the events described in clause (B) or (C), the acquiring or successor entity does not assume and fulfill the obligations of Recipient under the Agreement (whether by contract, by operation oflaw or otherwise).

(c)	"Qualified Financing" shall mean a sale of shares of Recipient's capital stock or other equity interests to third parties other than its then existing shareholders (other than a sale of shares of Recipient's common stock or other equity interests, to officers, directors or employees of, or consultants to, Recipient in connection with their provision of services to Recipient) pursuant to which Recipient receives, in a single transaction or series of transactions in any twelve (12) month period, cumulative net proceeds of not less than five million dollars ($5,000,000).

6.	Governing Law. The terms of this Note shall be construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to choice of law provisions.

7.	Amendment; Waiver. Any term of this Note may be amended or waived with the written consent of Recipient and Holder.

8.	Fees. Recipient agrees to pay all fees and expenses (including reasonable attorneys' fees) of the Holder in connection with the collection and/or enforcement of this Note, whether or not suit is brought against Recipient.

A-3

9.	Assignability. This Note shall be binding upon and inure to the benefit of the successors and permitted assigns of each of the parties hereto; provided, however, that this Note shall not be assignable by Recipient without the prior written consent of the Holder.

10.	Notices. All notices required hereunder shall be made in accordance with the provisions of the Funding Agreement.

11.	Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note, and the balance of the Note shall be interpreted as if such provision were so excluded, and shall be enforceable in accordance with its terms.

12.	Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

A-4

IN WITNESS WHEREOF, Recipient has caused this Note to be signed in its name as of the date first above written.

Myomo, Inc.

By:	/s/ Steve Kelly
Steve Kelly
Chief Executive Officer